SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-54241

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

1.    Financial Statements.

2.    Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017

3.    Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm

Note:
All other schedules required by Section 2520.103-10 of the Department of     Labor’s Rules and Regulations for Reporting and Disclosure under the Employee     Retirement Income Security Act of 1974 have been omitted because they are not     applicable.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEAR ENDED DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Compensation Committee, Plan Administrator, and Plan Participants of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
June 28, 2018

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 and 2016

	2017	2016
ASSETS
Stock purchase account	$1,043	$1,029
Investments, participant directed, at fair value	15,281,837	13,701,265

Total investments	15,282,880	13,702,294

Notes receivable from participants	414,740	437,687

Net assets available for benefits	$15,697,620	$14,139,981

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

Additions to net assets attributed to:
Investment activity:
Net appreciation in fair value of investments	$1,842,118
Interest and dividends	31,944
1,874,062
Notes receivable activity:
Interest income from participants	14,662

Contributions:
Participants'	843,128
Rollover	11,490
Employer	303,105
1,157,723

Total additions	3,046,447

Deductions from net assets attributed to:
Distributions paid to participants	1,438,856
Administrative expenses and other	49,952
Total deductions	1,488,808

Net increase	1,557,639

Net assets available for benefits:
Beginning of year	14,139,981

End of year	$15,697,620

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan that covers substantially all employees of the Savings Institute Bank and Trust Company (the “Bank” or the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility
All employees of the Bank who have completed 90 days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions
Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code ("IRC") limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants’ contributions up to the first 6% of the participants’ earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of IRC Section 414(v). The Bank may also make additional discretionary profit sharing contributions, which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting
Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants’ accounts attributable to the Bank’s additional discretionary profit sharing contributions vest as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits
Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants’ Investment Options
Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the plan administrator. Participants may change their investment options any time via telephone or internet. Fidelity Management Trust Company ("FMTC") functions as the Plan's trustee and Fidelity Investments Institutional Operations Company, Inc.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

("Fidelity") as the recordkeeper. The Plan currently offers investments in SI Financial Group, Inc.'s common stock, mutual funds and separately managed account funds (including a stable value fund).

Notes Receivable from Participants
Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than five loans outstanding under the Plan, with terms ranging from one to five years. Loans are secured by the vested interest in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of December 31, 2017, interest rates on existing loans ranged from 3.25% to 4.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures
Amounts of participants’ forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank’s discretionary profit sharing and matching contributions. As of December 31, 2017 and 2016, there were no forfeited nonvested accounts.

Plan Amendments
The Bank reserves the right to amend or terminate the Plan at any time. No amendment or termination can divert Plan assets to persons other than Plan participants or their beneficiaries, or reduce any amount previously credited to participants’ accounts. In the event of a termination of the Plan, all participants’ accounts become 100% vested and shall be payable in accordance with the distribution provisions of the Plan.

Note 2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan documents. For the year ended December 31, 2017, there was one loan in the amount of $12,719 that was deemed distributed. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Investment Valuation and Income Recognition
The Plan's investments in registered investment companies (mutual funds) are stated at their fair values based on quoted market prices. Units in the Managed Income Portfolio ("MIP") are valued at net asset value ("NAV") as reported by the insurance company and the MIP Trust Fund based on the underlying assets, which include a mix of mutual funds and managed accounts. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the Plan year. All underlying investment options are valued daily. This daily price is considered the selling price for transfers and withdrawals, and is calculated each day the principal market is open and are available to any participant in the Plan, unless restricted by the plan administrator.

Interest income on participant notes receivable is recorded on the accrual basis.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Fair Value Hierarchy
The Plan groups assets measured at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets include financial instruments whose value is determined using unobservable inputs, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Plan’s administrative expenses are paid by the Plan or the Plan’s Sponsor as provided by the Plan document. Fees paid by the Plan for custodial and administrative services were $49,952 for the year ended December 31, 2017.

Nature of Business of Sponsor
The Sponsor is a Connecticut-chartered savings bank providing a full range of financial services to individuals, municipalities and businesses through its twenty-four offices located in eastern Connecticut and Rhode Island.

Note 3. Investments

During 2017, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Registered investment companies	$1,940,609
Managed income portfolio	9,639
SI Financial Group, Inc. common stock	(108,130)
Net appreciation in fair value of investments	$1,842,118

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on December 20, 2011 stating the Plan qualifies under Section 401(a) of the IRC and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the plan administrator believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, including the position that the Plan qualifies as a qualified exempt plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The Plan does not have any uncertain tax positions at December 31, 2017 and 2016 that require disclosure or accrual.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

Note 6. Party-In-Interest Transactions

Shares of common stock of SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions. At December 31, 2017 and 2016, the Plan held 157,954 and 159,126 shares of SI Financial Group, Inc. common stock, with fair values of $2,321,924, or $14.70 per share, and $2,450,538, or $15.40 per share, respectively. During 2017 and 2016, the Plan purchased 14,112 and 24,321 shares and sold 15,284 and 12,032 shares, respectively.

As noted in Note 1 above, FMTC is a directed trustee of the Plan and Fidelity serves as the record keeper to maintain individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fees paid for investment management services are included as a reduction of the return earned on these investments. Fees paid by the Plan for custodial and administrative services amounted to $49,952 for the year ended December 31, 2017.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Fair Value Measurements

Below is a description of the valuation methodologies used for assets measured at fair value for the years ended December 31, 2017 and 2016. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Registered investment companies: Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Managed income portfolio: Valued at the net asset value ("NAV") as reported by the fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it was

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

determined to be probable that the funds will sell the underlying investments for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

SI Financial Group, Inc. common stock: Valued at the closing market price as of the last trade date of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016. There were no liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016.

December 31, 2017	Level 1	Level 2	Level 3	Total
Assets:
Registered investment companies	$12,183,935	$—	$—	$12,183,935
Common stock of SI Financial Group, Inc.	2,321,924	—	—	2,321,924
Investments at fair value	$14,505,859	$—	$—	14,505,859

Managed income portfolio (1)				775,978

Total investments at fair value				$15,281,837

December 31, 2016	Level 1	Level 2	Level 3	Total
Assets:
Registered investment companies	$10,504,236	$—	$—	$10,504,236
Common stock of SI Financial Group, Inc.	2,450,538	—	—	2,450,538
Investments at fair value	$12,954,774	$—	$—	12,954,774

Managed income portfolio (1)				746,491

Total investments at fair value				$13,701,265

(1) In accordance with ASU 2015-07, certain investments that are measured at fair value using NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2017 and 2016.

There were no transfers between levels for the years ended December 31, 2017 and 2016.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Managed Income Portfolio Fund	$775,978	n/a	Daily	12 Months

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Managed Income Portfolio Fund	$746,491	n/a	Daily	12 Months

Note 9. Reconciliation to Form 5500

A reconciliation of net assets in the statements of net assets available for benefits and net assets on Form 5500 as of December 31, 2017 and 2016 are as follows:

	2017	2016
Net assets available for benefits as reported in the statements of net assets available for benefits	$15,697,620	$14,139,981
Adjustment for defaulted loan deemed distributed	(12,719)	(12,314)
Total net assets per Form 5500	$15,684,901	$14,127,667

A reconciliation of the net increase in the net assets per the financial statements for the year ended December 31, 2017 to the Form 5500 is as follows:

Net increase in assets as reported in the statement of changes in net assets available for benefits	$1,557,639
Adjustment for defaulted loan deemed distributed	(405)
Net increase in net assets per Form 5500	$1,557,234

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

Identity of Issuer	Description of Investment (1)	Units/Shares	Value (2)
Collective Trusts:

Fidelity Investments (*)	Managed Income Portfolio - Class I	775,978	$775,978
Registered Investment Companies:
Vanguard Group, Inc.	Vanguard Windsor II Fund	3,726	250,068
Fidelity Investments (*)	Spartan® 500 Index Fund	14,275	1,333,986
Harbor Capital Advisors, Inc.	Harbor International Fund	10,284	694,356
T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Fund	27,524	1,724,383
Clearbridge Investments, LLC.	Clearbridge Small Cap Growth Fund	24,558	857,814
John Hancock Investment Mgt. Svcs., LLC	J. Hancock Disciplined Value Mid Cap Fund	31,460	733,322
Fidelity Investments (*)	Spartan® Small Cap Index Fund	2,398	48,728
Wells Fargo Funds Management, LLC	Wells Fargo Advantage Emerging Markets Equity Fund	1,135	29,985
Goldman Sachs Asset Management, L.P.	Goldman Sachs Small Cap Value Fund	4,525	274,799
Fidelity Investments (*)	Spartan® Mid Cap Index Fund	9,033	189,520
Fidelity Investments (*)	Spartan® Inflation-Protected Bond Index Fund	19,824	195,071
Fidelity Investments (*)	Spartan® Global ex U.S. Index Fund	415	5,615
Fidelity Investments (*)	Spartan® U.S. Bond Index Fund	28,630	331,827
Fidelity Investments (*)	Spartan® Emerging Markets Index Fund	2,699	30,799
Pacific Investment Management Co., LLC	PIMCO Total Return Fund	47,566	488,499
Blackrock Advisors, LLC	Blackrock High Yield Bond Portfolio	13,581	105,935
Cohen & Steers Capital Management, Inc.	Cohen & Steers Institutional Realty Shares	2,431	29,226
Vanguard Group, Inc.	Vanguard Target Retirement Income	5,707	77,323
Vanguard Group, Inc.	Vanguard Target Retirement 2015 Fund	17,768	272,389
Vanguard Group, Inc.	Vanguard Target Retirement 2020 Fund	34,972	1,097,428
Vanguard Group, Inc.	Vanguard Target Retirement 2025 Fund	55,757	1,031,501
Vanguard Group, Inc.	Vanguard Target Retirement 2030 Fund	21,255	714,822
Vanguard Group, Inc.	Vanguard Target Retirement 2035 Fund	14,569	301,439
Vanguard Group, Inc.	Vanguard Target Retirement 2040 Fund	13,401	479,364
Vanguard Group, Inc.	Vanguard Target Retirement 2045 Fund	20,384	458,631
Vanguard Group, Inc.	Vanguard Target Retirement 2050 Fund	6,860	248,328
Vanguard Group, Inc.	Vanguard Target Retirement 2055 Fund	3,346	131,256
Vanguard Group, Inc.	Vanguard Target Retirement 2060 Fund	1,372	47,521

		Shares
SI Financial Group, Inc. Common Stock (*)	Equity Security	157,954	2,321,924
Fidelity Investments (*)	Stock Purchase Account	—	1,043
Notes Receivable from Participants (*)	3.25% to 4.25%, maturities through 2022	—	414,740
Total assets held for investment purposes			$15,697,620

(1) There were no investment assets which were both acquired and disposed of during the Plan year.
(2) Cost information is not required for participant directed investments.
(*) Denotes party-in-interest
See report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2018		Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan

		By:	/s/ Laurie L. Gervais
Laurie L. Gervais
Plan Administrator

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm